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- **CVMA Declaw Position Statement**

- **End of an Era: Shirley Clark Projects Auction**



Colorado Veterinary
Medical Association

2015, ISSUE #1

OF NOTE

Telehealth: Can It Help Your Patients and Your Practice?

Cami Cacciatore, MS, CVJ
Director of Communications and Marketing

While almost all of us carry a smartphone or have a tablet, and spend at least some time online every day, telehealth is probably not something you've thought about at all during your day-to-day practice. While you might not be thinking about it, a growing segment of veterinary clients are already experiencing the use of technology and telemedicine in the delivery of human healthcare—and expectations are surfacing about the implications for veterinary medicine.

So what is telehealth? Telehealth is the use of electronic information and telecommunications technologies to support long-distance clinical healthcare for the patient while supporting engagement and education with the client. Technologies include videoconferencing, the Internet, store-and-forward imaging, streaming media, and terrestrial and wireless communications. Recent technological developments include smartphone apps that deliver patient images and information directly to the veterinarian, and provide scheduling and information options to the client.

This emerging issue was the topic at BIG Ideas Forum | Fall 2014, which took place November 8 in Colorado Springs, led by **Jim Wilson, DVM, JD**, who moderated and explored the ethical and legal implications attending to telehealth. A panel of experts joined Dr. Wilson to provide commentary and provide live demonstrations of telehealth apps and platforms, including **Stacee Santi, DVM** and managing veterinarian at Riverview Animal Hospital in Durango and developer of vet2pet, a smartphone app for veterinary practices to foster client engagement and loyalty; **Edward Blach, DVM, MS, MBA**, and president and COO of Vet24seven, a smartphone app that facilitates consumer-initiated, fee-based veterinary consultation via mobile device; **Dan Guralnick, MD** who is board certified in cardiovascular disease and developer of Benevet, a telemedicine platform for use by veterinarians to communicate directly with clients and that allows for billable online visits via secure messaging and voice/video calls; and **Lori Kogan, PhD** and associate professor at CSU College of Veterinary Medicine and Biomedical Sciences, who explored criteria for finding the best telehealth tools and metrics that can measure effectiveness and return on investment.

Telemedicine vs. Telehealth

Dr. Wilson began the Forum by defining the difference between telemedicine and telehealth:

Telemedicine is the use of medical information, exchanged from one site to another via electronic communications to improve a patient's clinical health status. *Telehealth* is the use of electronic information and telecommunications technologies to support long-distance clinical healthcare, patient and professional health-related education, and public health and health administration. It refers to a broader scope of remote healthcare services than that in telemedicine

While telemedicine refers specifically to remote clinical services, telehealth can refer to remote non-clinical services, such


Dr. Cor VanderWel raises a question to moderator Dr. Jim Wilson.

as provider training, administrative meetings, continuing medical education, and clinical services.

So what's the big deal?

With the definition of telehealth in place, Dr. Wilson then raised several questions to consider as the panel made their presentations:

- How do we decide who can provide these services? Currently, anyone with a computer, camera, web access, and the money to grow the market for a product, in any state or country, can bring a produce or concept forward or to market.
- What, if anything, exists to evaluate and assure competence among the providers?
- When do or will such providers need veterinary licenses?
- Will a valid VCPR be essential?
- Might there be a different VCPR definition for this type of service?
- Is this a state-by-state issue or could there a national VCPR?
- How will the diagnostic and client/patient results achieved from this technology be stored, accessed, kept private and confidential, evaluated by expert witnesses and state boards, etc.?

Edward Blach, DVM, MS, MBA
President and COO of Vet24seven

Dr. Blach created Vet24seven, a mobile telehealth application to bring veterinarians directly to clients via smart devices. He created the app because veterinarians want healthy pets, happy and loyal clients, increased revenue, and tools that make their work lives easier. The app provides tools to attract and retain clients and increase contact between animal and veterinarian to catch problems early before they worsen, and ways to monetize/prioritize the deluge of incoming calls, emails, and texts. Clients want immediate answers and peace of mind, the ability to contact a veterinarian early to get best advice to determine whether their pet needs to be seen, to get help for their animal(s) when they're ready, to ask questions and get answers, and with transparent service ratings to aid their decision-making. In other words, Dr. Blach says, what they need, when they need it.

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OF NOTE

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Dr. Black gave a presentation on the app and how it works, showing how the app is designed to provide telehealth services to clients and their animals 24/7 and create new revenue and generate new clients, all while monetizing previously free services.

Stacee Santi, DVM

Dr. Santi is the managing veterinarian at Riverview Animal Hospital in Durango and the developer of vet2pet, a smartphone app for veterinary practices to foster client engagement and loyalty. See her article "The Next Big Thing for Veterinary Medicine? Your Own App!" on page 14 of this issue.

Lori Kogan, PhD

Dr. Kogan is an associate professor at CSU College of Veterinary Medicine and Biomedical Sciences, whose work has explored criteria for finding the best telehealth tools and metrics that can measure effectiveness and return on investment. See her article "Telehealth, the Internet, and Information Prescriptions" on page 12 of this issue.

Dan Guralnick, MD

Dr. Guralnick is board certified in cardiovascular disease and is the developer of Benevet, a telemedicine platform for use by veterinarians to communicate directly with clients that allows for billable online visits via secure messaging and voice/video calls.

His presentation covered connected health and telemedicine, including terminology, how telemedicine fits into the redesign of our healthcare system (with a review of telemedicine studies in human medicine), examples of how telemedicine is being integrated into human medicine, barriers and limitations of telemedicine, and his experience integrating telemedicine.

Dr. Guralnick defined *telehealth/connected health* as using information technology (computers, networked devices, mobile phones, sensors/monitors, apps) to assist in delivering healthcare services and to help providers and patients manage chronic/recurrent conditions, respond rapidly to acute illnesses, and maintain health and wellness. While this can include telemedicine, it also encompasses a broader scope of remote healthcare services—patient and provider education, patient self-directed care, administrative tasks, online scheduling, system interoperability, and open charting—all of which can improve adherence, engagement, collaboration, and ultimately clinical outcomes, as well as efficiency and timeliness of care delivery, reducing costs by avoiding unnecessary services.

Dr. Guralnick defined *telemedicine* as one branch of connected health, specifically the use of information technology to provide clinical care at a distance, an integration of technology and healthcare delivery. Telemedicine is a means of facilitating communication that eliminates distance barriers and improves access to medical services, serving as a useful "safety net" for closer monitoring and education in between clinic visits, easily achievable via telephone, mobile phone, or Internet via secure email/messaging or videoconferencing. Telemedicine is being increasingly utilized in human medicine, especially as we see a shift to



Issue experts (l to r): Dr. Edward Blach, Dr. Stacee Santi, Dr. Lori Kogan, and Dr. Dan Guralnick.

a value-based system where physicians and hospitals are paid to keep patients healthy.

Dr. Guralnick stated that care is based on continuous healing relationships. Patients should receive care whenever they need it and in many forms, not just face-to-face visits; a healthcare system should be responsive at all times with access provided over the Internet, by telephone, and by other means. Care is customized according to patient needs and values, where the patient is the source of control, and shared decision making is encouraged; information should also flow freely between providers in different locations/practices. Cooperation among clinicians is a priority—they should actively collaborate and communicate to ensure appropriate exchange of information and coordination of care.

He then cited several studies, including a UK Department of Health trial of telehealth/telemedicine that asked the question: Does the use of technology as a remote intervention make a difference? The results, as drawn from over 6,000 patients (with a focus on those with DM, CHF, and COPD) and over 200 GP practices, were impressive:

- 45% reduction in mortality rates
- 20% reduction in emergency admissions
- 15% reduction in emergency department visits
- 14% reduction in elective admissions
- 14% reduction in bed days
- 8% reduction in costs

The presentation then touched on some of the barriers and limitations to telemedicine, including medical liability. Because providing medical consultation to a patient electronically constitutes a patient-physician relationship, doctors must be certain to be in compliance with state licensure requirements. He also noted that legislation has not kept up with technology, and there are still a lot of issues to be resolved.

Finally, Dr. Guralnick discussed his own experience integrating telemedicine, detailing how he uses secure messages/email, phone visits, and teleconsulting. He concluded that, based on his own experience as a provider, telehealth is a convenient, efficient, satisfying way to deliver care, and he cannot imagine not having the option of telemedicine. ■